Exhibit 99.2

Management’s Discussion and Analysis
For the six months ended
June 30, 2021

General

The purpose of this Management’s Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (the “Company”). This MD&A also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s condensed interim consolidated financial statements and notes for the three and six months ended June 30, 2021 (the “Financial Statements”) and the Company’s annual information form (the “2020 AIF”), annual management discussion and analysis (the “2020 Annual MD&A”) and annual audited consolidated financial statements (the “2020 Annual Financial Statements”) for the year ended December 31, 2020.

All information contained in this MD&A is current as of August 4, 2021 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The scientific and technical content and interpretations contained in this MD&A have been reviewed and approved by Richard Yancey, the Company’s Geology Manager, a “qualified person”, as defined by NI 43-101.

Additional information on the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and at the Company’s website, www.goldstandardv.com. The date of this MD&A is August 4, 2021.

Forward-Looking Statements

Certain statements and information contained in this MD&A constitute “forward-looking statements” and “forward looking information” within the meaning of applicable securities legislation. Forward-looking statements and forward looking information include statements concerning the Company’s current expectations, estimates, projections, assumptions and beliefs, and, in certain cases, can be identified by the use of words such as “seeks”, “plans”, “expects”, “is expected”, “budget”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will”, “occur” or “be achieved”, or the negative forms of any of these words and other similar expressions.

Examples of forward-looking information in this MD&A may pertain to the following, among others:

1.	the existence and estimates of mineral resources or mineral reserves and the timing of development thereof;

2.

the implementation of exploration and work programs, including reference to the Company’s 2021 exploration and development program and the plans of operations in place for the Railroad-Pinion Project (as defined below);

3.

plans, objectives and estimated costs related to pursuing a targeted exploration, permitting, development, metallurgical testing and engineering program in the South Railroad (as defined below) portion of the Railroad-Pinion Project to advance the Updated PFS (as defined below) to feasibility level;

4.	the belief that LT target is a high value oxide target that will receive additional exploration focus in 2021;

5.	plans related to, and estimated timing of completion of, the feasibility study;

6.	the completion of the environmental impact statement (“EIS”) process;

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7.

advancing the South Railroad portion of the Railroad-Pinion Project towards a potential production decision through the completion of a proposed Feasibility Study, and the Company’s intention to advance exploration to contribute additional value to the South Railroad portion of the Railroad-Pinion Project.

8.

the need for and plans to seek additional funding to complete the work program recommended in the Updated PFS Technical Report (as defined below), to maintain the Company’s current land position, operations and development and exploration activities, and to construct processing facilities and to develop metallurgical processes to extract resources at its proposed mine sites;

9.

the Company’s ability to continue as a going concern being dependent upon successful results from its exploration, evaluation and development activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations;

10.	plans to pursue minority interests in certain key private land parcels where the Company currently holds less than a 100% interest;

11.	performance characteristics of mineral properties;

12.	the expectation that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued drilling;

13.	the satisfaction of certain milestones in connection with the Orion Transactions (as defined in the 2020 Annual MD&A);

14.	the realization of the potential benefits of the Orion Transactions (as defined in the 2020 Annual MD&A);

15.	projections of market prices and costs, including estimates of costs and budgeting for potential exploration operations and mining scenarios;

16.	estimated property holding and maintenance costs for the Railroad-Pinion Project;

17.	drilling plans and timing of drilling;

18.

treatment under governmental regulatory regimes and tax laws, including the belief that the Company was a passive foreign investment company for the tax year ended December 31, 2020 and the expectation that the Company will be a passive foreign investment company for the current tax year and future tax years;

19.	estimated exploration and evaluation asset lease obligations and tax levies for the Railroad-Pinion Project;

20.

capital expenditure programs and the timing and method of financing thereof, and the Company’s expectation that it will fund its capital commitments with current cash on hand and proceeds from future financings;

21.	the present intention of the Company not to pay dividends;

22.	the expectation that the Company will not generate revenues in the foreseeable future; and

23.	the potential impact of COVID-19 on the Company’s operations, and the potential for decreased spending, which may adversely affect and harm the Company’s business and results of operations.

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Forward-looking statements and forward looking information reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information, including without limitation:

1.	the Company’s limited operating history;

2.	the Company’s history of losses and expectation of future losses;

3.	uncertainty as to the Company’s ability to continue as a going concern;

4.	the existence of mineral resources and mineral reserves on the Company’s mineral properties;

5.	the Company’s ability to obtain adequate financing for exploration and development, and meet its current and future capital needs;

6.	the Company’s ability to attract and retain qualified personnel;

7.	the Company’s ability to carry out operations in accordance with plans in the face of significant disruptions;

8.	the Company’s ability to convert mineral resource estimates previously classified as Inferred to Indicated or Measured;

9.	fluctuations in foreign exchange or interest rates and stock market volatility;

10.	uncertainty as to the Company’s ability to maintain effective internal controls;

11.	the involvement by some of the Company’s directors and officers with other natural resource companies;

12.	the uncertain nature of estimating mineral resources and mineral reserves;

13.	uncertainty surrounding the Company’s ability to successfully develop its mineral properties;

14.	exploration, development and mining risks, including risks related to infrastructure, accidents and equipment breakdowns;

15.

risks related to natural disasters, climate change, terrorism, civil unrest, public health concerns (including health epidemics or pandemics or outbreaks of communicable diseases such as COVID- 19) and other geopolitical uncertainties;

16.	title defects to the Company’s mineral properties;

17.	the Company’s ability to obtain all necessary permits and other approvals;

18.	risks related to equipment shortages, road and water access restrictions and inadequate infrastructure;

19.	increased costs and restrictions on operations due to compliance with environmental legislation and potential lawsuits;

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20.	fluctuations in the market price of gold, other metals and certain other commodities (such as natural gas, fuel, oil, and electricity);

21.	the Company’s ability to maintain social license;

22.	the Company’s ability to secure additional financing to continue exploration and development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;

23.	intense competition in the mining industry; and

24.	the Company’s ability to comply with applicable regulatory requirements.

In making the forward-looking statements and developing the forward looking information included in this MD&A, the Company has made various material assumptions, including, but not limited to:

1.	the results of the Company’s proposed exploration programs on the Railroad-Pinion Project will be consistent with current expectations;

2.	the Company’s assessment and interpretation of potential geological structures and mineralization at the Railroad-Pinion Project are accurate in all material respects;

3.	the quantity and grade of mineral resources and mineral reserves contained in the Railroad-Pinion Project are accurate in all material respects;

4.	further financing being required and available on reasonable terms to complete the work programs and drilling on the Railroad-Pinion Project as recommended in the Updated PFS Technical Report;

5.	the price for gold, other precious metals and commodities will not change significantly from current levels;

6.

the Company will be able to secure additional financing on reasonable terms to continue exploration and development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;

7.	the Company will be able to obtain regulatory approvals, permits, water rights and road access in a timely manner and on terms consistent with current expectations;

8.	the involvement by some of the Company’s directors and officers with other natural resource companies will not result in a conflict of interest which adversely affects the Company;

9.	the Company will be able to procure drilling and other mining equipment, energy and supplies in a timely and cost efficient manner to meet the Company’s needs from time to time;

10.	the Company’s capital and operating costs will not increase significantly from current levels or as outlined in the Updated PFS Technical Report;

11.	key personnel will continue their employment with the Company and the Company will be able to recruit and retain additional qualified personnel, as needed, in a timely and cost efficient manner;

12.	there will be no significant adverse changes in the Canada/U.S. currency exchange or interest rates and stock markets;

13.	there will be no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements;

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14.

that the measures the Company has put in place in connection with the COVID-19 pandemic will be sufficient to allow operations to continue and that the COVID-19 pandemic will not escalate to materially adversely affect and harm the Company’s business and results of operations; and

15.

the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, public health concerns, equipment failures, cyber attacks or adverse changes in government legislation or the socio-economic conditions in Nevada and the surrounding area with respect to the Railroad-Pinion Project and operations.

Other assumptions are discussed throughout this MD&A and elsewhere in the Company’s public disclosure record.

The Company’s ability to predict the results of its operations or the effects of various events on its operating results is inherently uncertain. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements and forward looking information or the assumptions on which the Company’s forward-looking statements and forward looking information are based. Investors are advised to carefully review and consider the risk factors identified in this MD&A under, among other places, “Risks and Uncertainties” and elsewhere in the Company’s public disclosure record for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information. Investors are further cautioned that the foregoing list of risks and assumptions is not exhaustive and prospective investors should consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A and elsewhere in the Company’s public disclosure record.

Although the Company believes that the assumptions on which the forward-looking statements are made and forward looking information is provided are reasonable, based on the information available to the Company on the date such statements were made or such information was provided, no assurances can be given as to whether these assumptions will prove to be correct. The forward-looking statements and forward looking information contained in this MD&A are expressly qualified in their entirety by the foregoing cautionary statements. Furthermore, the above risks are not intended to represent a complete list of the risks that could affect the Company and readers should not place undue reliance on forward-looking statements and forward looking information in this MD&A.

Forward-looking statements and forward looking information speak only as of the date the statements are made or such information is provided. The Company assumes no obligation to update publicly or otherwise revise any forward-looking statements or forward looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements or forward looking information, except to the extent required by applicable laws. If the Company does update one or more forward-looking statements or forward looking information, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements or forward looking information.

Cautionary Notes Regarding Mineral Resource Estimates

The disclosure in this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a regulation developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination

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has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part, or all, of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. Although it is reasonably expected that the majority of “inferred mineral resources” could be upgraded to “indicated mineral resources” with continued exploration, investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. In addition, the definitions of “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in SEC Industry Guide 7 under Regulation S-K of the United States Securities Act of 1933. Disclosure of “contained ounces” is permitted disclosure under Canadian legislation; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this MD&A containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The forward-looking statements and forward-looking information contained herein are based on information available as of August 4, 2021.

Strategy and Overall Performance

The Company is advancing the South Railroad portion of the Railroad-Pinion Project towards a potential production decision through a Feasibility Study. The Company intends to advance exploration to contribute additional value to the South Railroad portion of the Railroad-Pinion Project.

The Company has a limited history of operations and its only material mineral project, the Railroad-Pinion Project, is in the exploration, permitting, development and de-risking stages. The Company has not been profitable since its inception, has had negative cash flow from operational activities and does not expect to generate revenues in the foreseeable future.

For the six months ended June 30, 2021, the Company had a loss and comprehensive loss of $6,920,099 (June 30, 2020 - $3,681,007). As at June 30, 2021, the Company had an accumulated deficit of $88,395,925 (December 31, 2020 - $82,596,360) and had cash of $35,385,066 and working capital of $32,668,582. Further financing may be required to fund the complete work program recommended in the Updated PFS Technical Report and to maintain the Company’s current land position and for ongoing activities. The Company will require significant amounts of additional capital to construct processing facilities, to purchase a mining fleet and to develop metallurgical processes to extract resources at any mine site.

The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions, business performance, and other factors such as volatility in the market price of gold.

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The Company’s flagship property is the Railroad-Pinion project located along the Piñon mountain range approximately 15 miles (24 kilometers) south-southeast of Carlin, Nevada, in the Railroad mining district (the “Railroad-Pinion Project”). The Railroad-Pinion Project has two adjacent parts: the North Railroad portion (“North Railroad”), which includes the POD, Sweet Hollow and North Bullion deposits (collectively, the “North Bullion Deposit”) and the South Railroad portion (“South Railroad”), which includes the Dark Star deposit (the “Dark Star Deposit”), the Pinion deposit (the “Pinion Deposit”) and the Jasperoid Wash deposit (the “Jasperoid Wash Deposit”). The Railroad-Pinion Project is an intermediate to advanced stage gold project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada, adjacent to and south of Nevada Gold Mines’ Rain Mining District. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The Railroad-Pinion Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend.

The Railroad-Pinion Project constitutes a land position totalling 53,569 gross acres (21,679 hectares) and, with partial interests taken into consideration, 50,599 net acres (20,477 net hectares) of land in Elko County, Nevada. The Company owns, or otherwise controls 100% of the subsurface mineral rights on a total of 29,941 gross acres (12,117 hectares) of land held as patented or unpatented mineral lodes (claims). This includes 1,455 unpatented claims owned by the Company and 207 unpatented claims held under lease. The Company also owns or leases 30 patented claims. There is also a total of 23,628 gross acres (9,562 gross hectares) of private lands of which the Company’s ownership of the subsurface mineral rights varies from 49.2% to 100%, for a net position of approximately 20,658 acres (8,360 hectares). The Company is pursuing the minority interest in certain key private land parcels where it holds less than a 100% interest.

The Company owns or otherwise controls 100% of the mineral lands on which the Pinion Deposit, Dark Star Deposit, Jasperoid Wash Deposit, and the North Bullion Deposit are situated, subject to the terms of its leases, as applicable, and certain subsurface minority mineral interest holders in certain fee lands who hold an approximate 0.8% to 1.51% mineral interest not subject to leases held by the Company. The lands on which the Pinion Deposit, the Dark Star Deposit, the Jasperoid Wash Deposit, and the North Bullion Deposit are situated are comprised of approximately 7,360 gross acres (2,978.49 hectares) and 7,320.19 net acres (2,962.38 hectares).

Portions of the patented, unpatented and private lands are encumbered with royalties predominantly in the form of standard Net (or Gross) Smelter Return (“NSR”) agreements or Net Profit Interest (“NPI”) agreements which the Company has sought to negotiate and reduce over time. See Item 6 “MATERIAL MINERAL PROJECT” in the 2020 AIF and the Financial Statements for a discussion of the currently active NSR and NPI encumbrances on the Railroad-Pinion Project.

Note regarding Acreage Disclosure

In this MD&A, the term “gross mineral acres” or “gross acres” in connection with a mineral interest means the total size in number of acres of the property (or a specific piece of property) in which the Company controls a mineral interest. The gross mineral acres are the maximum number of mineral acres the Company could potentially control in a particular piece of property. For example, if the Company leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then that particular parcel is 640 gross mineral acres.

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On the other hand, the term “net mineral acres” or “net acres” means the product of: (a) the total gross acres of the property (or specific piece of property) in which the Company controls a mineral interest; and (b) the percentage of the Company’s mineral interest therein which it controls by way of lease or actual ownership. For example, if the Company leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then the Company controls a total of 320 net mineral acres in that particular parcel. For the calculation of the gross and net mineral acreage for its properties, the Company does not include the surface in split estate fee land parcels.

Material Projects

The Company has identified the Railroad-Pinion Project, comprised of North Railroad and South Railroad, as the Company’s sole material mineral project for purposes of NI 43-101.

Scientific and technical disclosure for the Railroad-Pinion Project is supported by the technical report with an effective date of February 13, 2020, entitled “South Railroad Project NI 43-101 Technical Report, Updated Preliminary Feasibility Study, Carlin Trend, Nevada, USA”, prepared by M3 Engineering & Technology Corporation (the “Updated PFS Technical Report”). The Updated PFS Technical Report can be accessed at www.sedar.com under the Company’s profile. The Updated PFS Technical Report is the Company’s current technical report for the Railroad-Pinion Project. For further details regarding the technical disclosure for the Railroad-Pinion Project, including data verification and detailed mineral resource and mineral reserve disclosure, please refer to the Updated PFS Technical Report.

The Company has focused on drilling and other exploration activities to prepare mineral resource estimates for each deposit, as well as mineral reserve estimates and a preliminary feasibility study for the Pinion Deposit and the Dark Star Deposit (the “Updated PFS”), as summarized below and detailed in the Updated PFS Technical Report. The Company plans additional drilling and exploration activities to investigate potential development opportunities for the Railroad-Pinion Project.

Pinion

The mineral resource estimate for the Pinion Deposit was constrained within a US$1,500/ounce Au optimized pit shell using gold cut-off grades of 0.14 g/t Au for heap leach material (oxide and transitional). The Pinion Deposit mineral resource estimate comprises a Measured Mineral Resource of 1.30 million tonnes averaging 0.64 g/t Au, representing a total of 27,000 contained ounces of gold, an Indicated Mineral Resource of 27.62 million tonnes averaging 0.58 g/t Au, representing a total of 517,000 contained ounces of gold, and an additional Inferred Mineral Resource of 10.81 million tonnes averaging 0.64 g/t Au, representing a further 224,000 contained ounces of gold. The Pinion Deposit silver (“Ag”) resource estimate was constrained to the gold block model and comprises a Measured Mineral Resource of 1.30 million tonnes averaging 5.15 g/t Ag, representing a total of 216,000 contained ounces of silver, an Indicated Mineral Resource of 27.62 million tonnes averaging 4.18 g/t Ag, representing a total of 3.71 million contained ounces of silver and an additional Inferred Mineral Resource of 10.81 million tonnes averaging 3.80 g/t Ag, representing a total of 1.32 million contained ounces of silver. Mineral Resources are inclusive of Mineral Reserves.

The mineral reserve estimate for the Pinion Deposit is based on an open pit mine plan and production schedule, a gold price of US$1,275/ounce and a silver price of US$16.50/ounce. The Pinion Deposit mineral reserve estimate comprises a Probable Reserve of 16.81 million tonnes averaging 0.63 g/t Au, representing a total of 341,000 contained ounces of gold and a Proven Reserve of 1.07 million tonnes averaging 0.66 g/t Au, representing a total of 23,000 contained ounces of gold. The Pinion Deposit silver reserve estimate comprises a Probable Reserve of 16.81 million tonnes averaging 4.65 g/t Ag, representing a total of 2.51 million contained ounces of silver, and a Proven Reserve of 1.07 million tonnes averaging 5.52 g/t Ag, representing a total of 191,000 contained ounces of silver.

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Dark Star

The mineral resource estimate for the Dark Star Deposit was constrained within a US$1,500 ounces/of gold optimized pit shell using gold cut-off grades of 0.14 g/t Au for heap leach material (oxide and transitional) and 1.0 g/t Au for sulfide material. The Dark Star Deposit mineral resource estimate comprises a Measured Mineral Resource of 5.86 million tonnes averaging 1.31 g/t Au, representing a total of 246,000 contained ounces of gold, an Indicated Mineral Resource of 26.86 million tonnes averaging 0.78 g/t Au, representing a total of 675,000 contained ounces of gold, and an additional Inferred Mineral Resource of 2.48 million tonnes averaging 0.70 g/t Au, representing a further 56,000 contained ounces of gold. Mineral Resources are inclusive of Mineral Reserves.

The mineral reserve estimate for the Dark Star Deposit is based on an open pit mine plan and production schedule and a gold price of US$1,275/ounce. The Dark Star Deposit mineral reserve estimate comprises a Probable Reserve of 23.88 million tonnes averaging 0.83 g/t Au, representing a total of 640,000 contained ounces of gold and a Proven Reserve of 5.43 million tonnes averaging 1.39 g/t Au, representing a total of 243,000 contained ounces of gold.

Jasperoid Wash

The mineral resource estimate for the Jasperoid Wash Deposit was constrained within a US$1,500 ounces/of gold optimized pit shell using gold cut-off grades of 0.14 g/t Au for heap leach material (oxide and transitional). The Jasperoid Wash Deposit mineral resource estimate comprises an Inferred Mineral Resource of 10.57 million tonnes averaging 0.33 g/t Au, representing a total of 111,000 contained ounces of gold.

North Bullion

The Sweet Hollow and POD oxide Indicated and Inferred Mineral Resource uses a cut-off grade of 0.14 g/t Au, which is constrained within an optimized pit shell and includes an Indicated Mineral Resource of 2.92 million tonnes at 0.96 g/t Au for 90,100 contained ounces of gold and an Inferred Mineral Resource of 3.36 million tonnes at 0.43 g/t Au for 46,600 contained ounces of gold. The North Bullion deposit sulphide Inferred Mineral Resource uses a cut-off grade of 1.25 g/t Au, which is constrained within an optimized pit shell, and is comprised of 2.05 million tonnes at 2.60 g/t Au for 171,400 contained ounces of gold. The North Bullion deposit underground Inferred Mineral Resource, which is reported at a lower 2.25 g/t Au cut-off grade, comprises 5.55 million tonnes at 3.29 g/t Au for 587,700 contained ounces of gold.

Calculations of mineral resources and reserves are only estimates

Measured, Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability. There has been insufficient exploration to define the Inferred Mineral Resources disclosed above as an Indicated or Measured Mineral Resource; however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued drilling. There is no guarantee that any further part of the Mineral Resources discussed herein will be converted into a Mineral Reserve in the future.

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Q2 Developments

On April 15, 2021, the Company announced drill results from 15 metallurgical core holes and 2 additional development holes at the Pinion oxide gold deposit.

Key Exploration Highlights

  Decreased drill spacing at the Pinion Inferred oxide resource continues to support conversion to Measured and Indicated resources for inclusion in the upcoming Feasibility Study.

  PC20-22, a south directed core hole, intersected an oxidized interval of 61.1m of 1.07 g Au/t, including two higher-grade intervals of 14.2m of 1.77 g Au/t and 19.0m of 1.43 g Au/t.

  These results are on the southern margin of the drill pattern and expand the Pinion deposit approximately 50m to the South.

  Oxide mineralization remains open to the south and east of this intercept.

  Currently fifteen drill holes define the Pinion SB Zone, a N60W striking zone of higher-than-average deposit gold grade, considerable breccia thickness and an increase in igneous sills and dikes. Along this trend, oxide mineralization exhibits vertical and strike continuity over an area approximately 300m (along a NW/SE strike) by approximately 170m wide. Oxide mineralization remains open for another 600m to the southeast of this drilling and at depth.

Other Exploration Highlights

  Metallurgical core holes PC20-01 through PC20-15 verified the tenor, vertical and strike continuity, and oxide character of the gold mineralization at the Pinion deposit.

  PC20-02 intersected 23.3m of 1.69 g Au/t, including 12.1m of 2.19 g Au/t, and PC20-14 intersected 42.1m of 1.02 g Au/t, including 15.2m of 1.78 g Au/t.

  PC20-15 intersected 39.1m of 0.94 g Au/t north of reverse-circulation holes PR20-09, -10 and -11 (see the Company’s October 20, 2020 news release, filed on SEDAR at www.sedar.com, for further exploration, data verification and quality assurance and quality control details with respect to those drill holes). All four holes intersected shallow oxide mineralization in the southeast portion of the 2020 drill pattern. Oxide mineralization in this area begins approximately 40m to 55m below the current topographic surface and remains open to east and south for additional drill testing.

  PC20-02 intersected a reduced gold zone of 7.1m of 1.76 g Au/t approximately 85m northwest of PR20- 34, a reverse-circulation hole with a reduced intercept of 10.7m of 2.14 g Au/t (see the Company’s November 12, 2020 news release, filed on SEDAR at www.sedar.com, for further exploration, data verification and quality assurance and quality control details with respect to that drill hole). These reduced intercepts, calculated at a 1.0 g Au/t cutoff, represent a newly observed gold host - the Tripon Pass Formation - and style of disseminated gold mineralization that has not been previously encountered at Pinion.

On April 26, 2021, the Company announced drill results from 14 reverse circulation (“RC”) / sonic holes and 5 core holes at the Dark Star oxide gold deposit. Drill holes DR20-01 through DR20-09 were previously released on November 18, 2020. For further details regarding these exploration results, including data verification and quality control and quality assurance measures undertaken and further information regarding

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drilling information, please refer to the Company’s press releases dated November 18, 2020 and April 26, 2021 and filed on SEDAR at www.sedar.com.

Key Exploration Highlights

  Drill holes DR20-10 through DR20-14 tested for extensions of bedrock mineralization at Dark Star Main. The oxide mineralization results reported in DR20-12 (57.9m @ 0.68 g Au/t) and DR20-14 (29.0m @ 0.56 g Au/t) continue to demonstrate that mineralization remains open to the east at Dark Star Main.

Development Highlights

  Drill holes DC20-01 through DC20-05 were completed as geotechnical core holes designed to assess pit wall stability and design. DC20-05 (11.2m @ 1.77 g Au/t) did intersect oxide mineralization along the West Fault.

  Drill holes DR20-15 through DR20-23, and SS21-13 through SS21-14 were completed on a zone of gravels east of the Dark Star Main deposit. The gold grades intersected represent an eroded portion of the Dark Star Main deposit and are currently being evaluated for utilization / suitability as over-liner on the proposed heap leach pad.

On May 20, 2021, the Company announced plans for the 2021 exploration and development program on its land package in Nevada’s Carlin Trend. The program includes approximately 7,880 meters of reverse-circulation (“RC”) and core drilling over 46 holes. Drilling started in May 2021.

Exploration Focus Areas:

  Pinion SB Zone: 7 RC drill holes (approximately 2,350 meters) to further develop oxide mineralization at the SB Zone target. Previously released intercepts at SB Zone include: PR20-26 (77.7m of 2.24 g Au/t), PR20-30 (50.3m of 1.04 g Au/t), PC20-22 (61.1m of 1.07 g Au/t) (see the Company’s November 12, 2020 and April 15, 2021 releases filed on SEDAR at www.sedar.com for further exploration, data verification and quality assurance and quality control details regarding these previous intercepts), and historical hole PIN14-38 (57.9m of 1.01 g Au/t); the deposit remain open to the south and east in this target zone.

  Dark Star: 30 RC and core drill holes (approximately 3,900 meters) to define the limits of near-surface oxide mineralization at Dark Star Main, convert Inferred resources within the mine plan boundary to Measured or Indicated resources, and complete metallurgical core holes for test work in support of future mining and processing.

  LT: 5 RC drill holes (approximately 580 meters) will continue to test for gold mineralization along the LT Fault, to the north of LT20-01 (24.3m of 0.73 g Au/t) and LT20-08 (30.5m of 0.78 g Au/t) (see the Company’s October 29, 2020 news release filed on SEDAR at www.sedar.com for further exploration, data verification and quality assurance and quality control details) and structural and stratigraphic targets centered around surface channel sampling conducted in 2020. Three-meter surface channel sampling highlighted 57m of 0.61 g Au/t centered around LT20-01 and the LT-Tesla Fault intersection.
  Additionally, surface sampling to the south identified 18m of 4.84 g Au/t along the Lotus-LT Fault intersection. Sampling, mapping, and drilling has identified a zone approximately 200 meters long associated with the LT Fault and structural intersections with the northeast striking Tesla and Lotus faults. The mineralization remains open to the north, south, west, and at depth.

Other Exploration & Development Work:

Gold Standard Ventures Corp. - Management Discussion and Analysis	Page - 12 -

  Pinion: 4 RC drill holes (approximately 1,050 meters) to advance metallurgical and hydrology test work and support mine start-up.

  South Dome: Exploration will focus on compiling results from the soil survey (2,700 samples) and geologic mapping completed in 2020. Work to date has identified a domal feature within Pinion stratigraphy that has elevated gold, silver, arsenic and mercury in soils. The goal is to advance the project to a drill decision by the end of year.

Recent Developments

On August 3, 2021, the Company announced drill results from reverse circulation holes and core drilling during 2020 at the POD and Sweet Hollow oxide gold deposits and a Central Bullion skarn target.

Key Exploration Highlights

  21 RC drill holes were completed as step outs to the current oxide resources at POD and Sweet Hollow. The oxide mineralization result reported in RR20-04 (12.1m @ 2.07 g Au/t) extends known mineralization by 30 to 60 meters.

  Elevated silver grades were encountered in the drilling of up to 130 g Ag/t. Currently, silver is not modeled in the resources at POD and Sweet Hollow.

  Five drill holes were completed at the historical Central Bullion mining district, focused on historical producing zones. Historic records indicate high grade silver, copper, lead, and zinc production, with small amounts of gold, that were processed from this district. Drill hole RRB20-03 intersected 64.2m @ 20 g Ag/t, 0.50% Cu, 0.60% Zn, 0.10% Pb, 0.06 g Au/t starting from surface.

Other Exploration Highlights

  Six metallurgical core drill holes (RR20-28 through RR20-33) were completed to provide material for column leach testing on the current oxide resource. All six holes encountered mineralization consistent with the current resource model.

  Six RC drill holes (RR20-01, 02, 10, 18, 21, and 23) were completed testing exploration targets outside the known resource area. Results indicate a possible connection between the POD and Sweet Hollow mineralized zones.

For further details regarding these exploration results, including data verification and quality control and quality assurance measures undertaken and further information regarding drilling information, please refer to the Company’s press releases filed on SEDAR at www.sedar.com.

Exploration and Acquisition Expenditures

During the six months ended June 30, 2021, the Company incurred $9,753,493 (June 30, 2020 - $4,843,332) in acquisition and deferred exploration and development costs.

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The following is a breakdown of the material components of the Company’s exploration and evaluation asset additions for the six months ended June 30, 2021 and 2020:

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
Six Months Ended June 30, 2021	$	$	$
NSR buydown	2,456,400	-	2,456,400
Exploration expenses
Claim maintenance fees	361,599	82,203	443,802
Consulting	1,038,339	2,012	1,040,351
Data analysis	2,475	-	2,475
Drilling	937,792	-	937,792
Economic assessment	663,305	-	663,305
Engineering	497,913	-	497,913
Environmental and permitting	859,438	157	859,595
Equipment rental	50,692	-	50,692
Geotechnical	37,284	-	37,284
Hydrology	298,959	-	298,959
Lease payments	280,847	-	280,847
Metallurgy	431,665	-	431,665
Sampling and processing	762,277	-	762,277
Site development and reclamation	885,855	-	885,855
Supplies	104,281	-	104,281
	9,669,121	84,372	9,753,493

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
Six Months Ended June 30, 2020	$	$	$
Exploration expenses
Claim maintenance fees	196,242	-	196,242
Consulting	610,221	16,934	627,155
Data analysis	13,395	-	13,395
Drilling	999,476	-	999,476
Engineering	59,935	-	59,935
Environmental and permitting	398,406	41,318	439,724
Equipment rental	30,761	-	30,761
Geological	37,732	-	37,732
Geotechnical	35,476	-	35,476
Hydrology	278,509	-	278,509
Lease payments	352,518	-	352,518
Metallurgy	404,739	-	404,739
Economic assessments	178,455	-	178,455
Provision for site reclamation	145,045	-	145,045
Sampling and processing	94,701	-	94,701
Site development and reclamation	858,441	2,494	860,935
Supplies	88,534	-	88,534
	4,782,586	60,746	4,843,332

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The total cumulative acquisition and exploration costs of the Company to June 30, 2021 are summarized as follows:

	Railroad-	Lewis Gold
	Pinion Project	Project	Total
	$	$	$
Property acquisition and staking costs	17,644,831	35,745,391	53,390,222
NSR buydown	6,884,250	-	6,884,250
Exploration expenses
Claim maintenance fees	2,899,538	421,967	3,321,505
Consulting	17,803,724	481,096	18,284,820
Data analysis/geological	5,884,335	85,593	5,969,928
Drilling/site development	121,052,649	2,310,898	123,363,547
Economic assessments	937,092	-	937,092
Engineering	5,148,324	80,875	5,229,199
Environmental	1,248,154	-	1,248,154
Geotechnical	3,272,008	-	3,272,008
Hydrology	12,181,021	472,791	12,653,812
Lease payments	10,412	-	10,412
Legal fees for property acquisition	5,279,565	-	5,279,565
Metallurgy	3,630,090	-	3,630,090
Provision for site reclamation	2,024,881	-	2,024,881
Sampling and processing	7,494,536	110,689	7,605,225
Travel	469,491	-	469,491
Vehicle	244,398	-	244,398
Cumulative acquisition and exploration costs at June 30, 2021	214,109,300	39,709,300	253,818,600

Corporate Activities

In March 2020 the World Health Organization declared coronavirus (COVID-19) a global pandemic. This contagious disease outbreak, which has continued to spread, has adversely affected workforces, customers, economies, and financial markets globally, leading to an economic downturn. It has also disrupted the normal operations of many businesses, including the Company. This outbreak could decrease spending and adversely affect and harm the Company’s business and results of operations. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time. The majority of the Company’s Nevada employees have received vaccinations, however, actions to minimize risks to employees, contractors, and guests remain in effect. For those that have not received a vaccine, these actions include wearing masks during office meetings, 6 foot separation guidelines, and frequent hand washing, in accordance with local health regulations.

In April 2021, the Company announced the retirements of Donald Harris, General Manager, effective May 13, 2021, and Steven Koehler, Manager of Projects, effective April 21, 2021. In addition, the Company appointed Richard Yancey as Geology Manager, effective May 3, 2021.

In June 2021, Robert McLeod and Jamie Strauss did not stand for re-election as directors of the Company and Lisa Wade, Cassandra Joseph, and John Armstrong were elected as directors of the Company at its annual general meeting on June 9, 2021.

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During the six months ended June 30, 2021, the Company granted a total of 7,010,085 stock options exercisable for periods of 5 years with a weighted average exercise price of $0.84 per share to directors, executive officers, employees and consultants of the Company. In addition, the Company granted 2,615,873 restricted share units to executive officers and directors of the Company, 1,372,642 stock options expired unexercised, and 219,825 restricted share units were cancelled.

Selected Quarterly Information

All financial information in this MD&A has been prepared in accordance with IFRS.

The following financial data is derived from the Financial Statements:

	For the three months		For the six months
	ended June 30,		ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Interest income	5,958	2,470	11,614	11,735
General and administrative expenses	(3,314,331)	(1,689,880)	(6,931,713)	(3,692,742)
Loss and comprehensive loss	(3,308,373)	(1,687,410)	(6,920,099)	(3,681,007)
Basic and diluted loss per common share	(0.01)	(0.01)	(0.02)	(0.01)

	As at June 30,
	2021	2020
	$	$
Working capital	32,668,582	8,896,528
Exploration and evaluation assets	253,818,600	226,174,263
Total assets	293,416,926	241,607,146
Total liabilities	7,903,633	5,098,615

As at June 30, 2021, the Company has accumulated losses of $88,395,925 (December 31, 2020 - $82,596,360) since inception. The net loss per share (basic and diluted) for the six months ended June 30, 2021 was $0.02 (June 30, 2020 - $0.01).

Results of Operations

Operating and Administrative Expenses

The Company’s operating and administrative expenses for the six months ended June 30, 2021 totalled $6,931,713 (June 30, 2020 - $3,692,742), including share-based compensation incurred during the period, valued at $1,947,040 (June 30, 2020 - $1,221,588) calculated using the Black Scholes option pricing model.

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The following tables detail changes in major expenditures between the six months ended June 30, 2021 and 2020:

Expenses	Increase / Decrease in	Explanation for Change
Expenses
Management fees	Increase of $1,368,807	Increase due to total termination benefits of $1,187,509 paid to the former Vice President - General Counsel and Corporate Secretary and former Chief Financial Officer.
Professional fees	Increase of $192,397	Increased due to an increase in corporate activities and fees related to change in management.
Share-based compensation	Increase of $725,452	Value of stock options and restricted share units vested in 2021 was modestly higher than the comparative period.
Travel and related	Decrease of $113,134	Decreased due to restricted travel in connection with the COVID-19 pandemic.

The following tables detail changes in major expenditures between the three months ended June 30, 2021 and 2020:

Expenses	Increase / Decrease in	Explanation for Change
Expenses
Professional fees	Increase of $87,354	Increased due to an increase in corporate activities and fees related to change in management.
Share-based compensation	Increase of $639,248	Value of stock options and restricted share units vested in 2021 was modestly higher than the comparative period.

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Three months ended	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020
	$	$	$	$
Interest income	5,958	5,656	9,209	3,750
Loss and comprehensive loss	(3,308,373)	(3,611,726)	(4,960,082)	(2,099,504)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.02)	(0.01)
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Three months ended	Jun 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019
	$	$	$	$
Interest income	2,470	9,265	39,129	13,187
Loss and comprehensive loss	(1,687,410)	(1,993,597)	(2,508,443)	(2,288,827)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)

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Variances quarter over quarter can be explained as follows:

  In the quarter ended December 31, 2020, the Company paid termination benefits of $1,199,899 to the former President and CEO.

  In the quarter ended March 31, 2021, the Company paid termination benefits of $782,000 and $405,509 to the former Vice President - General Counsel and Corporate Secretary and former Chief Financial Officer, respectively.

Liquidity, Financial Position and Capital Resources

To date, the Company has established mineral resources at the Pinion Deposit, the Dark Star Deposit, the Jasperoid Wash Deposit and the North Bullion Deposit, and mineral reserves at the Pinion Deposit and the Dark Star Deposit (see “Overall Performance” above), but is not in commercial production on any portion of the Railroad-Pinion Project or the Company’s Lewis Gold Project in Nevada’s Battle Mountain Trend (the “Lewis Gold Project”). Accordingly, the Company does not generate cash from operations. The Company finances its development and exploration activities by raising capital from equity markets from time to time.

As at June 30, 2021 and December 31, 2020, the Company’s liquidity and capital resources were as follows:

	June 30, 2021	December 31, 2020
	$	$
Cash	35,385,066	18,635,636
Accounts receivable	51,592	114,935
Prepaid expenses	206,382	429,331
Total current assets	35,643,040	19,179,902
Payables and accrued liabilities	(2,762,841)	(4,124,229)
Current portion of lease liabilities	(211,617)	(186,023)
Working capital	32,668,582	14,869,650

As at June 30, 2021, the Company had a cash position of $35,385,066 (December 31, 2020 - $18,635,636) derived from the net proceeds of the 2021 Financing. As at June 30, 2021, the Company’s working capital was $32,668,582 (December 31, 2020 - $14,869,650).

The Company’s ability to continue as a going concern is dependent upon successful results from its exploration, evaluation and development activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company may require additional financing for the upcoming fiscal year in order to maintain its operations and development and exploration activities. The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions and the price of gold as well as its business performance. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to it or at all. If the Company raises additional financing through the issuance of shares from its treasury, control of the Company may change and existing shareholders will suffer additional dilution. See “Risks and Uncertainties” below.

Use of Proceeds

The following table sets out the stated use of proceeds from the bought deal financing completed in Q1 2021 (with appropriate adjustments to reflect the actual expenses of the financing to the Company and the exercise of the over-allotment by the underwriters):

Principal purpose	Estimated Amount To be Expended

Railroad-Pinion Project
Completing Feasibility Study, including securing long-lead project items	10,000,000
Advancement of permitting	4,000,000
Development, exploration and claim maintenance	12,213,366
General
General corporate and working capital purposes	6,082,580
Total	32,295,946

The planned timeline for the use of proceeds, including cash on hand prior to the financing, exceeds 12 months. As at June 30, 2021, the Company is largely in-line with the estimated amounts expected to be incurred to date.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Gold Standard Ventures Corp. - Management Discussion and Analysis	Page - 18 -

Commitments

The Company’s contractual obligations for the next five years and thereafter are as follows:

		Payments Due by Period
Contractual Obligations	Total	2021	2022 to	2024 to	After 2025
			2023	2025
	$	$	$	$	$
Office Leases	196,813	97,661	99,152	-	-
Mining leases and agreements [1,2]	12,002,350	1,393,086	5,583,497	5,025,767	Ongoing
(1)	Where applicable, this amount has been converted from U.S. dollars to Canadian dollars using the noon exchange rate of the Bank of Canada on June 30, 2021 of US$1.00 = C$1.2394.
(2)	Amounts shown for mining leases and agreements include estimates of option payments, mineral lease payments, work commitments and tax levies that are required to maintain the Company’s interest in the Railroad-Pinion Project and the Lewis Gold Project in good standing. See “Overall Performance”.

The Company expects to fund these commitments with the current cash on hand and proceeds from future financing to fully meet the above obligations.

Related Party Transactions

Summary of key management personnel compensation:

	For the six months ended June 30,
	2021	2020
	$	$
Salaries and fees	985,401	815,255
Termination payments	1,187,509	-
Share-based compensation	1,634,256	947,146
	3,807,166	1,762,401

  As at June 30, 2021, $Nil was included in accounts payable and accrued liabilities owing related parties. As at December 31, 2020, $92,400 and $64,248 was included in accounts payable and accrued liabilities in relation to management fees and professional fees owing to the former CEO and former CFO, respectively

  In the six months ended June 30, 2021, the Company paid termination benefits of $782,000 and $405,509 to the former Vice President - General Counsel and Corporate Secretary and former Chief Financial Officer, respectively.

In accordance with International Accounting Standard (“IAS”) 24, key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors (the “Board”) and the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. For a detailed discussion of the risk factors affecting the Company and its development and exploration activities, please refer to the 2020 AIF which can be accessed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Gold Standard Ventures Corp. - Management Discussion and Analysis	Page - 19 -

The Company considers the risks set out in the 2020 AIF to be some of the most significant to potential investors in the Company, but not all of the risks are associated with an investment in securities of the Company are set out in the 2020 AIF. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Mineral exploration and development is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development.

Critical Accounting Estimates

The preparation of the Financial Statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the Financial Statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates and judgements as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, going concern, valuation of share-based compensation, recognition of deferred tax amounts, reclamation provisions, leases and deferred revenue.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Going concern

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company’s ability to fund future operations and continue as a going concern involves judgement. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption is not appropriate for the financial statements, then

Gold Standard Ventures Corp. - Management Discussion and Analysis	Page - 20 -

adjustments may be necessary to the carrying value of assets and liabilities and the statement of financial position classifications used.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Reclamation provisions

The Company’s reclamation provision represents management’s best estimate of the present value of the future cash outflows required to settle the obligation. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future reclamation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the six months ended June 30, 2021.

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 - Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash, approximates their carrying values due to the short-term nature of these instruments. Cash is measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

1.	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates between the Canadian and U.S. dollars. As at June 30, 2021, the Company had a foreign currency net monetary asset position of approximately US$20,760,000. Each 1% change in the U.S. dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $207,600.

2.	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. As the Company’s cash is held in large Canadian and U.S. financial institutions, it is not exposed to significant credit risk.

Gold Standard Ventures Corp. - Management Discussion and Analysis	Page - 21 -

3.	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

4.	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning, and approval of significant expenditures and commitments.

5.	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

Disclosure of Data for Outstanding Common Shares, Restricted Share Units, Options and Warrants

As at August 4, 2021, the Company has 357,970,251 common shares, 15,874,226 stock options and 3,393,716 restricted share units outstanding.

Corporate Governance

The Board follows the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE American LLC to ensure transparency and accountability to shareholders. The current Board is comprised of 9 individuals, 8 of whom are neither executive officers nor employees of the Company and are independent of management. The Company has also established four standing committees, being the audit committee, compensation committee, technical, health, safety and environment committee, and corporate governance and nominating committee. Each committee is comprised of 4 directors, all of whom are independent of management.

Gold Standard Ventures Corp. - Management Discussion and Analysis	Page - 22 -

Management’s Report on Internal Control over Financial Reporting

National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators requires the Company to issue concurrently with the filing of its annual and interim filings a “Certification of Annual Filings” and “Certification of Interim Filings”, respectively (each, a “Certification”). Each Certification requires the Company’s Chief Executive Officer and Chief Financial Officer (together, the “Certifying Officers”) to state that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”), as defined in NI 52-109.

Each Certification requires the Certifying Officers to state that they designed DC&P, or caused it to be designed under their supervision, to provide reasonable assurance that: (i) material information relating to the Company is made known to the Certifying Officers by others; and (ii) information required to be disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation. In addition, the Certification requires the Certifying Officers to state that they have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In designing the Company’s ICFR, the Company has adopted the “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). However, due to the inherent limitations in any control system, ICFR may not prevent or detect all misstatements and no evaluation of controls can provide absolute assurance that DC&P will detect or uncover every situation involving the failure of persons to disclose material information otherwise required to be set forth in periodic reports. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s ICFR and DC&P are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that material information relating to the Company is made known to the Certifying Officers by others and that the requisite information is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation.

The Certifying Officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s DC&P and ICFR as at June 30, 2021 and concluded, based on such evaluation, that there were no material weaknesses or significant deficiencies in the design or effectiveness of the Company’s DC&P and ICFR at that time.

There have been no changes in the Company’s ICFR that occurred during the six months ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Other MD&A Requirements

Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

  the 2020 AIF;

  the 2020 Annual Financial Statements;

  the 2020 Annual MD&A; and

  the Financial Statements.

This MD&A has been approved by the Board effective August 4, 2021.

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